Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 15, 2021, Jeff Epstein, Co-CEO of Apex Technology Acquisition Corporation, and Tianyi “TJ” Jiang, CEO of AvePoint, Inc., appeared in a pre-recorded interview with John Jannarone of “IPO Edge”. The following is a transcript of that interview.

John Jannarone—Editor-in-Chief, IPO Edge

Good afternoon, thank you for joining. I’m John Jannarone, the Editor in Chief of IPO Edge, here with a special fireside chat with Jeff Epstein the Co-CEO of Apex Technology Acquisition Corp. and TJ Jiang, the CEO of AvePoint. The two are course of course merging to take AvePoint public through a SPAC transaction.

Before we meet these gentlemen, the guests of the day I just like to go over a little bit of housekeeping. One of the great things about these events is the ability to ask questions. We love doing that makes it fun, so please submit those, either through editor@ipo-edge.com, or, more easily, right there through the zoom portal and we will find those and get to them during the second half of the program. Additionally, if you can’t watch the whole thing or you want to watch it again, go to ipo-edge.com later this afternoon. The full replay will be there for you to watch at your leisure.

Lastly, this merger is up for vote and we encourage all shareholders to vote, no matter how many shares you have. Something we’re going to discuss a little bit later, is that there are a lot of individual retail investors, not only in this transaction, but in many others, and all those votes add up. So it’s important that you vote. And if you held shares as the record date, you can vote, even if you don’t own the stock anymore. We’ll talk more about that later, but if you have any doubts or questions contact your broker or go to this website, which is easy to remember VoteAPXT.com.

Now, with that, I’m very happy to introduce Jeff Epstein, who is the Co-CEO of Apex Technology Acquisition Corp. I’ll call it APXT from now on. Jeff thanks for joining.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

John it’s a pleasure to be here and on IPO Edge. IPO Edge is becoming my new favorite program Thank you.

John Jannarone—Editor-in-Chief, IPO Edge

Alright, so Jeff before we talk about AvePoint, let’s talk about your background. Jeff, something that I noted that your background your investment banker at First Boston. You’ve been in entrepreneurial roles, you’ve been a board director. Tell us how you brought that experience to bear what you were looking for when you went hunting for the right target?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Well, thank you. I was the Chief Financial Officer at Oracle, of course, the very large enterprise software company, and my partner Brad Koenig was the global head of Goldman Sachs’ technology team for 15 years. He did hundreds of mergers and acquisitions and initial public offerings. And when Brad and I set out with Apex, we had five goals: we wanted to find an enterprise software company, growing fast, profitable, in a large market, with terrific technical leadership. And AvePoint meets all those criteria, check, check, check, check, check. It’s the perfect fit for us.

And AvePoint is the leading data management cloud software company for the Microsoft cloud ecosystem, so our investment thesis for AvePoint is, first of all, the Microsoft cloud ecosystem is a tidal wave sweeping through the industry. They have already 280 million users and they’re growing to 500 million users. Secondly, privacy and cyber security are critical issues. We’re reading every week about new hacks and if you do not have the right kind of data management, you’re very vulnerable, and then you can’t recover from these hacks. And so, because this problem is growing every day, companies need better data management and AvePoint is the solution for that. So secondly, privacy and data security is a big problem, and third is that data management’s the solution. We are the market leader, we have, in the Microsoft ecosystem for data management, we have seven million users, and we have thousands of reference of what customers, including 25% of the Fortune 500. So very large enterprises, governments, financial institutions, healthcare companies, which have important privacy and cyber security data management needs. And our goal is to grow from 3% penetration, 7 million out of 280 million, to 10% penetration, over the next number of years. And when Microsoft has 500 million users, we have 10% of those—50 million. We will grow from 7 million to 50 million users. So we’re very excited about the growth aspects.

John Jannarone—Editor-in-Chief, IPO Edge

Great. You know, Jeff, something that jumped out at me when I first started looking at this company was that it’s a little bit different from some of the other SPAC deals we’ve seen, where those companies are doing very, very early stages of their lives, this company is different. It’s already profitable on EBIT basis. Can you tell me about how you categorize these different sorts of companies going public through SPACs, and which bucket AvePoint fits into?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

We met with over 100 companies before selecting AvePoint, and they were in two buckets. One bucket where companies that could go public through an IPO and chose us back because of the technical reasons why SPACs are better. Part of it is because we can work closely with them, and I’ll be joining the board of directors. And AvePoint had hired Goldman Sachs to do a dual process—an IPO or merging with a SPAC—and they chose merging with us.

The other kinds of companies who couldn’t go—companies who are more speculative—and their alternative is venture capital. And so, if you think about all the companies merging with SPACs, many of them, if they don’t merge with a SPAC would raise private venture capital. The others that, they don’t merge with a SPAC would do an IPO, and AvePoint is in that second category that could have done, and would have been an IPO if they didn’t do this.

John Jannarone—Editor-in-Chief, IPO Edge

Great, and just to drive this point home, I think that, you know, while the market has cheered up a little bit recently as far as SPACs go, a lot of these companies that are pre-revenue have had a lot of have had a tough time. So tell us a bit about the company’s history of already having revenue and profitability.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

The company is 20 years old, has $190 million in revenue this year, 1300 employees, thousands of customers. It’s a very substantial, meaningful customer company, and TJ and his partner were the founders of the company running it from the beginning. So I love founder-led technical companies like Twilio, where Jeff Lawson is the founder and still CEO today, like Oracle, Larry Ellison still executive Chairman at Oracle. So we’re expecting AvePoint to live in that tradition.

John Jannarone—Editor-in-Chief, IPO Edge

Great and we’re going to talk more about Microsoft later, but there are a lot of blue chip partnerships already here that TJ and team have put together, right. Was that something else that that struck me was a big positive.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Well, the endorsement from Microsoft is very important. TJ and the team live in the Microsoft ecosystem. And, if you think about who that is, almost every company uses Microsoft. Certainly, among corporations that enterprise, few small businesses have Google cloud and Google Gmail, but everybody has Outlook. Everybody has, now increasingly number of Teams. So a lot of their data lives in the Microsoft ecosystem, and AvePoint is the leader there. In terms of, when we called Microsoft and asked for references, they said they are one of our favorite partners. We often work with them, they refer deals to us, we refer deals to them. And as TJ will talk more about it, a senior Microsoft executive serves on the Board of Directors of AvePoint. So it’s a very close relationship.

John Jannarone—Editor-in-Chief, IPO Edge

All right, terrific, Jeff. We’re going to bring you back momentarily, but let’s introduce TJ. TJ, thanks a lot for joining us. TJ Jiang, the CEO of AvePoint. TJ, thanks for being here.

Dr. TJ Jiang—CEO, AvePoint, Inc.

Good morning, John. Pleasure to be here.

John Jannarone—Editor-in-Chief, IPO Edge

Now TJ, while we start chatting here, we’ve got a video clip we’re going to run without sound, so you and I can just keep talking about the business. So, if you could, could you give us an overview, for those of us who are new to the business before we get into some of the nuts and bolts?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah, so AvePoint today is the largest SaaS data management company focused on Microsoft cloud. As you have already said, we’ve been around for 20 years. We’re quite global, so it’s a very well established company. Over the last 10 years we invested very aggressively into Microsoft cloud. So we have been doing SaaS data management from Azure data centers around the world for almost nine years now. So we have that first mover advantage, we also have a platform advantage because we truly do the entirety of data lifecycle management, from migration, to integration, to then ongoing governance security management, SaaS back-up, to the sunset of data in terms of records management, document management. So overlaid on top of that, with compliance, privacy, GDPR, and overall, this whole area is called up by Garner now “collaboration security and governance.” It’s a massive area. Of course, Microsoft cloud is the largest enterprise SaaS cloud out there, with now close to 280 million active user seats in Microsoft cloud itself. So that’s the space we’re in. I know a lot of folks talk about, “Hey are you guys only Microsoft?” Well, we follow our customers. Our customers today are predominantly large enterprises, especially in regulated industry, government, financial services, pharmaceutical. So, by definition, they actually multi-cloud. Recently, we announced that we have a really SaaS solution for Google, as well as for Salesforce in terms of SaaS backup, and we also support Box and Dropbox from a classification, tagging, monitoring capabilities. And we also support Slack for the whole bi-directional, seamless data movement from Slack and Microsoft Teams. So the world is hybrid and multi cloud and that’s where we operate. Of course, our core market is the Microsoft cloud market.

John Jannarone—Editor-in-Chief, IPO Edge

Great, can we talk about the addressable market just how big is it, TJ? I mean, it seems that there’s a lot of opportunity there, but what kind of numbers get attached to that?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah the addressable market is vast, so you look at today 280 million users in Microsoft cloud office cloud specifically that Microsoft actually has three models. A lot of folks don’t see the nuance in that. So Office Cloud has really changed email, One Drive, which is the cloud file share, of course Microsoft Teams, SharePoint online project planning. So anything and everything you think about Microsoft Office, it’s in that cloud, that has about 280 million users today, monthly active users. And the indication is that that’s going to grow to 500 million users. Just to give your viewers a sense, Google cloud the pain business cloud, that’s the closest, the only competitor alternative to Microsoft Office cloud. Google G suite’s not workplace only has tens of millions, so it’s completely quantum level difference. Before Google it used to be Oracle Open Office, of course, those were like pre-cloud days. So second cloud Microsoft has is Azure, which is their compute cloud, it’s second only to AWS, Amazon Web Services. That’s compute cloud where our software actually sits on. We will be releasing solutions for the Azure Compute cloud and also AWS cloud in the summer.

Lastly, Microsoft also has a third cloud called Dynamic 365, which is our CRM and ERP cloud. Think of Salesforce. So salesforce has also tens of millions users, so Microsoft has a third cloud where we also have products for that. So the market is massive today, we have over seven million active user seats under management in office cloud. And our goal is to get to 10% of the market in a few years, so that will get to 50 million users. And by then, we would be estimating just based on what we do today, the product offering we have today, of course, will continue to have to grow significantly, our product portfolio, but just based on what we have today, by capturing that 50 million user seats will be $1 billion dollar annual recurring revenue business.

So the market is massive, and that’s just Microsoft cloud itself. Of course, as I mentioned, we already support multi-cloud and our goal is to follow our customers become more strategic partner to our customers, so we land and expand is continue to support multi cloud, because enterprise today, by definition, are multi cloud and that’s additional much bigger TAM to that.

John Jannarone—Editor-in-Chief, IPO Edge

And we’ll talk about things outside of Microsoft a little bit later, but I just want to talk about Microsoft a bit more here TJ. My sense is it’s those customer relationships. Microsoft has a very sticky right? These enterprises, it’s a big deal for them to walk away from that and do something else, isn’t it?

Dr. TJ Jiang—CEO, AvePoint, Inc.

That’s right, so it’s really about helping our customers manage the data to see who has access to what, when, from where?

Obviously, in this anti-globalization climate, with all the regulatory walls going up in every single country, Microsoft is actually dropping data centers in every single country across the board. So every time Microsoft dropped a data center in a country, we see our business really grow. Like UAE, and also South Korea, and now they just announced for LATAM, as well as Philippines and Indonesia—massive, massive markets. So highly sticky, and you’re absolutely right, because once we get into the data management of it, data privacy, sunsetting of data, we are actually already managing tens of petabytes of data for our customers today, already.

John Jannarone—Editor-in-Chief, IPO Edge

Great, let’s talk about the transaction itself, briefly, before we bring Jeff back. And, by the way, I see a lot of questions flying and I promise we’ll get to them on the second half of the program here. Tell me, we heard a little bit from Jeff about this, but why this SPAC versus the IPO? You went down the dual track path evaluated both. What was it that drew you towards the SPAC when you made that decision back in the fall?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah, so we actually initially started off on the traditional IPO route. So again, 2020 has been a very, very strange year for all of us. So in the beginning of 2020, the world kind of froze in March, and we, like everyone else, erred on the side of conservatism. We were initially investing into the business, and we said “Hey, let’s put on hold a bit.” Of course, rather than, you know, the business doing not so well, because of the K-shaped recovery, and also because of remote work and everyone have to go to cloud and digital to transform their business even faster, we see our productivity level shoot up quite significantly, just with the same amount of staff. And so that’s why, in the summer of 2020 we decided to go down and start exploring the traditional IPO route.

As Jeff had mentioned, we put together syndication of all the bulge bracket major banks. So we have Citi, we got Goldman, we got Evercore. And we were going down that path. Of course, also SPAC was very, very popular already last year. And we, as part of the fiduciary duty to the board, we want to leave no stone unturned, and we start to look at that option. That’s where we met Jeff and Brad. Of course, Jeff, being ex-CFO of Oracle, and Brad being the person who made Goldman Sachs tech banking what it is today. Brad’s first IPO, incidentally, was Microsoft. So those gentlemen actually collectively have tremendous operational knowledge and capital markets knowledge of a public company. So we thought that would be a tremendous value add to AvePoint. Because, John, you know at the end of the day, at AvePoint, all our founders and senior executives have been with the company for a minimum of 10 years. I’ve been with the company, you know for the entirety, and we’re all technical. We’re all computer science engineers. I have a data mining doctorate. So we have always been very, very technical, the company has always gone the reputation to be a very technical company, so this is where we want to learn from the industry veterans, like Jeff and Brad, to leverage now being a public entity. How we can grow much, much faster, leveraging our technology advantage, leveraging our first-mover advantage, and leveraging this massive TAM advantage to move even faster. So we looked at the SPAC structure and we actually got the deal done within a month, pretty quickly, with $140 million of institutional investors commitment in a PIPE, from the likes of Tiger, Federated Kaufmann, Franklin Templeton. So we have continued to have this fantastic syndicate of bulge bracket bankers, great coverage going out of the gate, of course, from Apex, they brought over William Blair as well as Cowen.

One of the things that folks don’t realize is that, as we go list here in early July, we’ll be covered by six great research firms, so that’s also not something you see in the SPAC space. So we were doing that, of course, you know as you see, and everyone saw in the industry, the some of the second bucket of those companies that Jeff was talking about are raising some concerns from regulatory bodies including the SEC. So that put some delay into it. Of course, now we’re done. The SEC has given us the green light. We’re clear with an effective date. And a record date of June 1, shareholder meeting June 30, and we will be listed very shortly after that. So we’re very, very excited with this track and continue to be, you know, glad of the decision we made with Jeff and Brad here on our board.

John Jannarone—Editor-in-Chief, IPO Edge

That’s great.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Yeah, I can I add something to that point? A CEO has two jobs at the beginning of a company: the CEO job is to build a great product, and then, over time, the CEO’s job transforms to build a great company that builds a great product, or a series of great products. And TJ and his team have done a phenomenal job getting the company to this point. And I think one reason why Brad and I are so excited is we have seen the company building process time and time again. And to go from $200 million of revenue to $1 billion in revenue is very different, and it means you need to have consistent revenue growth, and we’re growing 30% a year.

And—oh, I see one question in the chat is when will we get to $1 billion of revenue, and if we can grow organically, 30% a year for a number of years, and then we can add acquisitions on top of that, you can just do the math and see when we get to $1 billion. And then we’ll need the leadership team, and TJ has a great leadership team now, but as you grow from $200 million to $1 billion, you bring in—you typically you have internal promotions, and have outside hires and Brad and I have a lot of relationships in Silicon Valley and the tech world. I think we can be very helpful with recruiting senior level excellent executives to fill out that management team to build that billion dollar business.

John Jannarone—Editor-in-Chief, IPO Edge

That’s great, and Jeff, I was just going to say, TJ beat me to the punch on the sell side coverage point. I think that’s immensely important. Sometimes what you see is that some of these deals fall through the cracks because they’re not getting coverage and so investors don’t know where to look for revenue estimates and so on. So having, especially banks like Cowen, when they have a really robust research teams, is a big bonus.

All right now, I was going to bring both you on, but here we are, all three of us are on now. I want to talk about the SPAC market broadly. Jeff brought up something really interesting when we spoke last week, which was that, you know, the market was on fire and then something called Archegos happened, and it looked like a lot of banks reined in credit or the leverage they were allowing some of their clients to have. So if we look here, I’ll let—Jeff, I’ll let you walk us through this, what do we see here in March, right?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Sure, well investing in a SPAC IPO is one of the world’s greatest investments, because if you pay $10 and you get a share for $10 and a fraction of a warrant, the worst thing that can happen is, two years later, you get your $10 back plus interest. So there’s no risk if you can wait two years. And if things go well, the stock goes up and you can make a lot of money. And so a lot of hedge funds were investing in SPAC IPOs with a lot of leverage. Instead of putting up $10 they put up $5 or $3 or $2 and borrow a lot of money. And so what happened in this, March 28th, I think it’s that week—I never knew how to pronounce it, Archegos, is that how you say it?

John Jannarone—Editor-in-Chief, IPO Edge

Yeah, that’s how you say it.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

That’s when they went bankrupt, and a lot of the banks who had lent money to hedge funds were like, “Whoa, whoa, whoa, we’re way too risky here. Let’s cut back and not let all these hedge funds borrow our money.” So all of these hedge funds had margin calls, they had to sell stocks in order to pay off their loans, and the stocks they sold were SPACs. And so the SPAC issuance market went the opposite way. And now we’re seeing the SPAC markets opening up again, and like most markets you go too far extreme one way, then the pendulum swings the other way and then you reach some sort of balance. And we’re now reaching that balance again, and I think SPACs are going to be a very large market for many decades, and we’re going to reach that balance pretty soon.

John Jannarone—Editor-in-Chief, IPO Edge

That’s great. You know one thing I’d like to point out: you know, as many SPACs did, yours pulled back a little bit, but now it’s at about $11.50 so that’s, you know, 15% above the cash in trust is a very good indication investor enthusiasm for the transaction there.

Let’s get back to the business for a moment here. TJ, so a question that I’ve had come in over email a couple times is what’s going on outside of Microsoft? Obviously it’s a wonderful partnership to have, but, you know, you never want to be overexposed to one thing too much. So what else is going on the investors can look forward to the next few years?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah so, we obviously today, already, are following our customers, and that means multi cloud because customers use multi cloud. So there’s actually a lot going on outside of the Microsoft ecosystem. So the area that we really focus on is collaboration, security, and governance. So collaboration is a big word, right? It’s email, it’s instant messaging, it’s files, it’s projects, so obviously when we service customers that are on the entirety of Microsoft stack, that’s where our software deployed.

Of course, most customers if you go into any enterprise account these days, they’re most likely to use Microsoft cloud for office work, but then they will use Salesforce for CRM. They could be using AWS for some cloud compute. They could be using Box or Dropbox for cloud storage. So because of that, because the nature of this hybrid cloud, multi cloud setup, that allows us to then expand our enterprise grade SaaS solution, that we focus so much on regulated industry, to then to include other cloud platforms. Another thing that’s really exciting in our space is that historically, John, we have always take care of large enterprises. So we have a field sales team that focus around enterprise that do $2.5 billion and above annual revenue. And then mid-market telesales focus on $250 to $2.5 million. We classify anything less than $250 million revenue or 500 or less employee companies as an SMB. That’s actually a very generous definition of SMB. Now, before we never touched SMB, but ever since we have gone to SaaS, software as a service, where we do all the deployment, management, cloud security vetting, ISO certifications, and continuous upkeep, we noticed that SMBs were coming to us through what’s called MSPs, managed service providers. So these are IT shops down the street that manages your Zoom call infrastructure, your emails for your small businesses, because small business don’t have IT. So quickly, we realized that there’s another massive growth segment for us, that is SMB, that wanted our enterprise grade SaaS solutions for their data. Because, just because you’re a ten-man law firm doesn’t mean your data is worth less to you than the American Expresses of the world, who’s a customer of ours, right?

So that’s where we see a massive growth so it’s not only the multi cloud opportunity, it’s also the SMB opportunity. Why are we excited about SMB? Well SMB is actually 40% of Microsoft’s cloud market in terms of seat count. So that’s where Dotto makes essentially 100% of their revenue, along with other private companies like V. So it’s a massive market share, that we can now go after and it’s all digital. No human involvement. So, traditionally, our sales model is very much like Oracle, where Jeff is very familiar with strong enterprise sales teams that go out, do the high touch and have conversations, talk to CIOs, articulate through the SysOs, Risk Officers get it vetted out. We even have federal certified data instances in Arlington, Virginia, servicing State Department, right? So those are very sophisticated conversations to do a large deal. But SMB side is also a digital marketplace. Integration—one hundred digital marketplaces already around the world, and just do monthly reoccurring contracts. So that’s a high growth area for us as well.

John Jannarone—Editor-in-Chief, IPO Edge

That’s great. Let’s talk about Jeff and his partner, Brad Koenig for a minute here. Something that stood out to me in some of these transactions, the SPAC sponsor is not going to be very involved afterwards, but Jeff who is going to join the board, Brad is going to be an advisor. Jeff tell us a little bit about your board experience. You touched on some, but there’s more. There’s Okta now, Twilio, and Booking. And in two of those cases a tremendous amount of value is created while you were there, right?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

That’s right I think about investing my money and my time. And when I serve on a board, I want to join a board that’s going to become a major player in the industry. I joined the board of Priceline in 2003, when it had a $1 billion market value, and we grew to being one of the largest travel companies in the world, acquired Booking.com, acquired Active Hotels, Kayak, Open Table. And now, when I retired after 16 years of service, Booking had an $80 billion market value. So I was on the board from $1 billion to $80 billion. Then I joined the board of Twilio when it had a $4 billion market value, and I’m lead independent director there, and today it has a $60 billion market value. And then, just a couple of weeks ago I joined the board of Okta, which is $30 billion plus, it’s the leading identity management software company.

So I love technology, I love cloud software, and when I met AvePoint, I said “Here’s another incredibly important cloud software company, the leader in data management, which is a very important category. It’s the solution to privacy and cybersecurity problems.” And I’m joining now, and I hope to be involved for many years as AvePoint becomes a major company.

John Jannarone—Editor-in-Chief, IPO Edge

All right, great. Just one quick, technical question, TJ, that I want to get to: we discussed the other day, people have asked about the new share issuance. And this is what happens in a merger, especially, in this case, because the existing shareholder is rolling its equity, right? So that’s what that’s all about right, TJ? People should not thinking about getting diluted?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Right, that’s right. So everyone, please vote “yes” to all the questions on the proxy here. So yes, especially the 2(b)—we are increasing the number of shares, because this is a merger. So Apex, APXT’s market cap is going to go from $500 million to $2 billion. So there’s additional shares that will essentially being created for AvePoint shareholders to consummate the merger. So that’s why, please vote “yes” to all the questions. And one other point, actually, just to dovetail into the previous conversation Jeff mentioned, I actually learned this quote recently from Jeff, the founder of Twilio used to say, “All great companies are made in the crucible of being a public company.” I couldn’t agree more with that. So the fact that it took us 20 years to get here, one of the things we talked about is how we’re very efficient. We only utilize $60 million primary capital get here and no debt.

Well, that sounds great, right because most enterprise source software, SaaS software companies are burning cash to grow. We’re growing responsibly utilizing very little capital. We don’t want to take another 20 years to get to the next phase. So that’s why we want to be able to really scale and leverage capital markets and do growth both organic and inorganic to actually take advantage of this total addressable market opportunity in front of us. So we want to grow much faster at a highly scalable level, much quicker, to take advantage of our situation. So that’s where I saw some questions like, “Hey what confidence that we have in TJ and his management team to execute?” We have always been excellent executing on the technical aspect, we’ve always been fiscally very, very conservative almost to a fault, that’s why we were able to do all the SaaS conversion, subscription conversion and everything, without actually borrowing money. But of course, now, next phase, we will have over $250 million on our balance sheet. We want to grow much, much faster, we want to deploy capital and leverage our now status, very soon to be status of being a public company, to grow faster. So that’s something that I very much look forward to, in partnership with Jeff and Brad.

John Jannarone—Editor-in-Chief, IPO Edge

Great, and on that note, let’s just show that screen, one more time here, Jared, about the voting instructions. As he just pointed out, there are six proposals. So don’t just vote on one, vote for all six. And also, something that’s important to stress is that if you don’t vote, it’s like voting “no,” right TJ? So you actually have to go and do it. And again, if you have any trouble go to VoteAPXT.com or call your broker. But in most cases, it’s just a matter of responding to an email from your broker or going to your portal, whatever it is—Schwab, Fidelity—and finding it there.

Let’s go back and talk a little bit more about the business. You know, as a SaaS company, your margins are very high, gross margins are in the 70’s. Over time, are your operating margin’s going to start to grind higher as well, TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yes, absolutely so over time our margins will continue to increase. The reason for that is today, 80% of our of our revenue is software and 20% is services, again because of the nature enterprise services, enterprise software and clientele that we have to serve. So, in fact, actually 45% of our businesses come from North America and rest of it is evenly split between Western Europe and the tier one enterprise software markets in Asia, such as Japan, Australia, New Zealand, Singapore. So yeah, but what we see is, going forward, as we continue to scale our business, we’re reducing the percentage mixture of services down to 10% in the next couple years. So that will have the effect of actually lifting our margins.

John Jannarone—Editor-in-Chief, IPO Edge

Great. Can you talk about your customer contracts? Are there are many of these recurring and should that gives us even more confidence, and, I mean, I would argue, the low to put a higher multiple on some on some of those financial forecasts?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yes, so vast majority of our revenue comes from enterprise customers and their one year, two year, three year contracts. Blended average 2.4 years. In Q1, we actually released update to our net dollar retention is 110%. So we’re already well on our way to get to, our goal is to get to the industry benchmark that’s established by Service Now, dollar value retention of 120%. So that means if we just focus on taking care of our customers, our revenue will grow year-over-year from today’s 10% to 20%, just from the existing customers. Of course, our sales organization and our channel organization will focus on the net new get, new logos, to get to that other 20, 30-plus percent. Our goal is to stay north of that, rule of 40 for SaaS companies. That means growth plus profitability. So of course we have a massive market, so we want to really focus on growth. As long as we want to stay north of that rule 40 to be in the top tier SaaS companies.

John Jannarone—Editor-in-Chief, IPO Edge

All right great, now let’s start taking some questions in the audience. We’ve got a lot of them here. Andrew is asking about if you could go on a little more detail on the growth drivers. So, is it a matter of offering more services to existing customers, adding customers, or is there M&A involved too? TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah, so we actually, in our investor presentation, we shared that we have five major growth drivers, that’s all organic. Of course, we have the inorganic growth driver, acquisitions, and that’s something that Jeff is very, very familiar with from his days at Oracle.

So, first and foremost, the low-hanging fruit is the taking care of our existing customers. Continue to invest into customer success in technology and process, as well. We have already seen tremendous results from that investment getting to dollar value retention of 110%. Again, we want to quickly get 220%.

So there’s that, so now already going to every year, well over 70-plus percent of our revenue is spoken for. So that predictability business will continue to improve.

Second, one is what we discussed, this SMB business of channel. That’s growing for us, high three digits, year-over-year and for two straight years already. Also very high logo retention. Even that monthly contract digital marketplace transaction, pre-COVID was 99% overall retention. During COVID, even now is 95% logo retention. Highly sticky for, because again enterprise grade SaaS software made now accessible and available to SMB.

Third growth factor is we continue to invest into our organic sales organization. We have invested in ’19 and ’20. ‘19 is the first year we came out a subscription conversion and then ‘20, because aforementioned conservatism towards a COVID situation. So we always really start to invest into our organic sales organization end of Q4, or calendar quarter, calendar year company. So, end of Q4, we started to invest. We actually grew our sales team by over 50% in the last four months. So to guarantee our growth into 2022 and beyond.

And the fourth growth factor is talk about swim upstream, do vertical solutions, because we have this great data management platform that sits on top of the Microsoft cloud where we also update, like Microsoft, our software every two weeks through dev-ops through continuous integration deployment. We’re now baked in more workflows and business logic, and because we’re global we actually generate innovations around the world. So we have financial services specific solutions, we have manufacturing, we just announced our education solutions. So office use, five, LinkedIn, Teams integrated, learning management, digital assessment—fundamentally they’re all collaboration management and security solution, if you think about it. But obviously with an industry in-pivot then it makes it even higher, more sticky. Directly talk to business buyers and even higher margin products.

And, lastly, of course, I mentioned this whole global expansion, where Microsoft is dropping data centers everywhere. To have this in-country cloud everyone wants, and that’s our continued global expansion. So just organic vectors went five. Of course, now we have, when the deal closes here end of June, we’ll have over $250 million on balance sheet, no debt. And being a public company, we’ll have a lot of leverage there. So we will be able to then acquire great new technology to sell into our existing account, to expand our footprint and uptake even more—so up-sell and cross-sell.

So all these tailwinds we have, of course, again it’s a very fast growing market, digital transformation is here to stay, cloud is here and everyone’s going to cloud—cloud is actually more secure, we see now ransomware attack almost every other week, right? In March, we saw Microsoft exchange server attacked. A lot of that is happening on prem. Folks didn’t realize this. Microsoft is spending a billion dollar a year on cloud security to secure their most up to date assets, and the beauty of cloud is you always have the latest updates. A lot of these companies, and enterprises, and agencies that get attacked, the fundamental reasons is they didn’t patch their servers enough, right? With cloud you don’t have to worry about that. It’s automatically upkeeping, and also with all the security management capabilities. So this is where we see the groundswell of continued momentum with digital transformation to drive our business expansion here.

John Jannarone—Editor-in-Chief, IPO Edge

Great, let’s talk about the transaction, briefly, then we’ll go back to the fundamentals of the business, if we can. Maybe, Jeff you can field this, when someone’s asking about the PIPE? There was one announced in January, someone’s asking what’s the total amount this is in the investor presentation, I believe, and if there’s a possibility of another PIPE round being done? I don’t know if you can talk about that or not, Jeff but tell us what you can about the PIPE.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Yes, we raised $140 million through the PIPE, there will not be another PIPE round. And that will give us $250 million in cash at closing, with no debt, and we’re profitable. So the cash will all be used for investing in acquisitions and growth, and we have plenty of capital to execute our strategy.

TJ talked about the acquisition strategy. When I was the Chief Financial Officer at Oracle, we acquired one company a month. We were the best in the world at the acquisition-integration playbook, where we would buy smaller companies with your products but few sales people. And we would plug them into our sales force and introduce them to our customers, and we’d be able to double and triple the revenue of those companies in many cases, plus run the businesses on a lower cost base. Of course, we’re a very different scale here, at that point, but it’s the same idea. So there are many—we have a list of companies with $10, $20, $30 million of revenue that are in the data management world, where, once we close this deal we can acquire them, have our sales people in our marketing channels sell those products and accelerate our growth. Basically selling similar products to the same customers. So it’s a very high quality, well-known playbook that we can run. And Brad and I have done quite a bit, and I think together we’ll do a great job.

John Jannarone—Editor-in-Chief, IPO Edge

Great, someone’s asking about valuation, and you know I might field this one for you guys. So I would go and take a look in the presentation deck. This deal was priced here, if you’re assuming $10 and I believe nine times this year sales, which is considerably less than the major players out there. So to Joe, who asked that, I just encourage you to check that out because they laid it out pretty clearly there.

You know, TJ, I know you talked about opportunities outside of Microsoft, let’s spend a little bit more time on this. Someone’s asking, “What about AWS, Google cloud, how do you look at those?” I think that this question came up through email as well. Is there any tension there, if you work with Microsoft so much, going and working with those other guys?

Dr. TJ Jiang—CEO, AvePoint, Inc.

So Microsoft is not an investor in AvePoint, and we intend to be kept so. We want to service our customers, so there’s no tension there in terms of continuing to support our customers, as they are hybrid, multi cloud today. So yeah, again, as I mentioned the office cloud is where we drive the vast majority of our revenue. The next, and only alternative to Office cloud today is really Google Docs and Google Workplace. There’s other collaboration platforms, such as Slack so all these platforms, we are actually actively looking at supporting. So, as I mentioned earlier, where do you support SaaS backup of Google Cloud, along with Salesforce. We also already support seamless data migration and transformation between Slack and Teams. So we’ll continue to follow our customers and to do this up-sell and cross-sell to enlarge our footprint and also, in the process, become a much more strategic partner to our customers. So we’ll continue to support that. In regard to AWS, we’re about to release a set of solution for Azure in terms of license management and resource management for Azure. That same pane actually exists in AWS, so once we finish rolling that out, and the goal is then to support AWS as well.

John Jannarone—Editor-in-Chief, IPO Edge

Great. Just a technical question about when the merger will close, as you said, June 30th is, I believe, the special meeting. So within a few days of then it says that, right TJ, that the ticker would flip? And, by the way, to folks who might not be that familiar with investing in SPACs, you don’t need to worry about the ticker of the new stock if you if you hold it through the merger being affected, it will just show up in your brokerage account under the new ticker, is that right TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

That’s right, our target listing day and the ticker change will be July 2 on Nasdaq under AVPT.

John Jannarone—Editor-in-Chief, IPO Edge

Okay, great. But don’t go look at that ticker yet, anyone who is listening, because you’re not going to find it. Can we talk about where you are, geographically, TJ, and where you might be in a few years? I mean, you know we’re thinking of a lot of these companies being US businesses, but it would seem that this business can be scaled all over the world. Is that fair?

Dr. TJ Jiang—CEO, AvePoint, Inc.

That’s right, that’s another exciting aspect of this business. Because again we’ve been building this business the hard way and the slow way, through taking care of enterprise customers around the world, because enterprise customers are high touch. As a result, we’re in actually 14 countries already. So 29 offices across all five continents. 45% of our business is North America, so vast majority US, and we also sell into Canada through a channel. And also we have, then Western Europe and APAC are evenly split the rest of that 55%. So Western Europe is the biggest markets. So German speaking territories, and then follow closely on UK as well as the Nordics, Benelux, and then, we also have a French office that’s doing fantastically well.

In Asia, our biggest market internationally outside of the USA, it’s actually Japan. So we’re doing really, really well in Japan. And for many of you that know that that market is not easy to do for a US software company. We also do fantastically well in Australia, New Zealand, as well as Singapore. We have also expanded into South Korea. So these are the tier-one enterprise software markets in Asia. So this allows us to have a pretty broad geographic spread, marrying almost percentage-wise to what Microsoft’s doing globally. So of course new markets to us will be MENA, so Middle East and Northern Africa as well as Latin. We also sell into South Africa as well. So this allows us to have this nice platform to continue to scale our business globally.

John Jannarone—Editor-in-Chief, IPO Edge

Great, a couple of interesting questions here. Someone is asking, “Can an individual retail investor participate in a PIPE?” The answer is no, but fundamentally if you buy the stock around $10 you’re on the same footing as a PIPE investor. Is that fair, Jeff? That’s the way I would look at it.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Yes, the PIPE investors are going to be buying it exactly $10. And the interesting thing about the SPAC de-merger process is many institutional investors don’t want to buy Apex Technology, because it’s a SPAC and they just don’t, as a policy matter, they don’t buy SPACs. But once the deal closes, they’re going to want to buy AvePoint. And as you pointed out, we’re trading at nine-times revenue, and Jamf, J-A-M-F, which is probably the closest comparable to us, is trading at twelve-times revenue. Jamf is cloud software for the Apple ecosystem in the same way that we are a cloud software for the Microsoft ecosystem. So they don’t compete with us, but they’re in many ways comparable, and they’re growing and a very attractive company. And so, the question is, why are we trading at a discount to Jamf and other peers? And the answer is because of this special situation, because the deal hasn’t closed yet. So a retail investor, if they buy today, and then after the deal closes, if our stock trades in-line with Jamf, they’ll get the benefit of that, just like an institutional investor can. The word “PIPE” stands for “private investment in public entity,” so the reason why retail investors can’t invest in a pipe is because it’s only for private investors not public investors.

John Jannarone—Editor-in-Chief, IPO Edge

Great, thanks for explaining that. You know, a couple of questions here about, okay, so this has happened before as well. So someone’s in Europe, asking about how to vote. Unfortunately, it can be, it can be a little bit tricky. I mean the best advice we can give is call your broker, there locally in Europe. Is that right, Jeff and TJ?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Yes.

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yes, and we have a website, right—VoteAPXT. Please go there. There are some helpful FAQs, as well as the jump points for you to go actually electronically. We have tremendous voting enthusiasm going on right now. And I will say, what 98%, of the votes are done electronically, so you can, as long as you have the serial number from your broker, you can go vote.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

I know for my account, I have Fidelity, so if you go into Fidelity, so if you go into your Fidelity account or wherever you have your account, there’ll be a place that says please vote your shares if you look around online.

John Jannarone—Editor-in-Chief, IPO Edge

Right, and someone’s asking what’s going on here, with the retail investors versus the institutions? I mean the truth is that institutions both probably right off the bat, a lot of them may have already voted now, and they have people who whose job is to go and look after votes. So unless I’m wrong gentlemen, I believe that the institutions are probably fine. The issue is more of a lot of individual investors tend to think that I don’t own enough shares for it to matter, but in the aggregate, you do. Is that the way to look at it?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Yes, and, as you pointed out, you can vote today. In fact, you should vote today. Just get it done, get that off your to-do list, because once it’s done the deal’s close to closing.

John Jannarone—Editor-in-Chief, IPO Edge

Great, someone asked about any relationship, you have with Snowflake. Is that something we can talk about TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

No, today we don’t. They’re a database play, so we are very much focused on unstructured data management. So it’s really, you think about documents, think about collaboration, Snowflake is very much of a database play.

John Jannarone—Editor-in-Chief, IPO Edge

Can we talk about how you win new business? Again, I think that this is something that Jeff has probably spent time on many, many times over the years. I mean, how do you reach out, is some of it through referrals? Or how do you find new clients, TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

So it’s actually very straightforward now, because we know who are all the. Microsoft cloud customers. So we have our marketing campaigns, we have our what we call BDRs, business development reps. So these are cold calling teams around the world that would then reach out via LinkedIn, or we actually see these folks at trade shows. Microsoft had these major tech trade shows around the world. Partner conferences, go through partners. So basically reach out to those sets of companies and customers to actually educate them. Oftentimes, they also come to us. Microsoft does a fair amount of referrals along with partners to say, “Hey, Mr. Customer, you actually have these data sprawl issues, external sharing issues, records management issues in cloud, and this is a perfect partner for you.” In fact, we’re actually top-five Google Cloud partner for Microsoft. In the same category as Adobe and DocuSign, because we consume so much Azure. So we’re a smaller than Adobe and DocuSign that just means asymmetrically we are very, very important to Microsoft. Our software help companies to use Microsoft cloud more effectively, quickly, at same time as actually yield tremendous ROI, return on investment, on their Microsoft investment. So this is where we go to market to, one is educate, and then they come to us. And then of course, with SaaS, you can do free trials and you go to the races and use and then do vetting with the security side. On the SMB side, the marketing motion is through the major distribution partners, so that would be Ingram Micro, Tech Data, Cenex, in Japan Softbank, in Asia RIPE. So those we actually do a direct integration into digital marketplaces. And MSPs, these managed service providers, can just procure through that. The go-to market there is to do campaigns, digital advertising, as well as a lot of online seminars to educate small business owners, the importance around data security, governance. Obviously with ransomware attack every other week, and White House recommendations even say, “Hey, the best way to recover it from ransomware is great third party backup and recovery solution in segregated, you know disintermediated data stores. You don’t want to back up on the same place, you had before, because then it will be encrypted just like your production data. So Garner has been actually advocating this for years. For all cloud customers, you would need third party SaaS providers to cover you from a liability perspective as well. So there’s that major driver. It’s continuous education, outreach to these markets, and then they will just trial on our SaaS solution online. And we have baked in telemetry in our software. So we know exactly how they’re being used, who’s using what, what feature is popular, what’s not popular. We can better address and provide better value and iteration to enhance our software quickly.

John Jannarone—Editor-in-Chief, IPO Edge

Great, someone’s asking if they can go look and find and see how many people have voted, and I think the answer is no, and the idea is more to just remind people and encourage them it’s important to do so, right? I mean there’s still two full weeks left here, is that right Jeff?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

That’s right.

John Jannarone—Editor-in-Chief, IPO Edge

Yeah, so another question here, I mean obviously you’re going public, but someone’s asking, have you given any thought to strategic deals ,where you would have synergies with another business that, down the line. I mean surely that’s something that could be in play, but right now the path is just to go it alone and go public, right TJ?

Dr. TJ Jiang—CEO, AvePoint, Inc.

That’s correct, yes. We will look at options to continue to scale and execute and grow the business to go after this massive TAM in front of us.

John Jannarone—Editor-in-Chief, IPO Edge

Someone’s asking, Jeff, specifically, can you tell us a little bit more about your role as Director and what sort of advice or help you’re going to give TJ and the team once you join the board?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Well, the best directors have to remember that they’re not management. And so I can’t remember if I’ve ever actually told executives where I’m on a board, “This is what you should do.” I always ask questions. I say, “Have you thought about this? There’s a situation that I was in that was similar, here’s what people did, here’s what happened.” And my job—fundamentally, the Board has two jobs. One is to hire and fire the CEO. That’s the main legal job. And then, secondly, it’s to advise the CEO and help the CEO and the leadership team build the best company they can. And so, I think that, what I’m going to do, and Brad’s going to do, is use especially our external experience with acquisitions, with capital raising, with strategy, to help the company grow from, as we said $190 million this year to $1 billion in revenue in the future. And we’ve seen this this movie before, and so I think the experience that Brad and I have with many companies over many years, is going to be very helpful in guiding TJ and his team in making the right strategic decisions, on acquisitions, on pricing, on channel strategy, on geographic strategy, on cross-selling and up-selling. There’s so many vectors of growth that one challenge for company of AvePoint’s size is you can’t do everything all at once. So where do you focus, how do you put most of your resources in the most important things? And then, when the world changes, how do you take advantage of those changes? And so I think Brad and I will be helpful in advising TJ as he makes those decisions.

John Jannarone—Editor-in-Chief, IPO Edge

Great, and Jeff I’ve got to ask you, given your experience at some of these remarkable Silicon Valley companies, you know Twilio, Booking, I mean is there something that you saw, did you know, in the early days, if things were going to be that good? I mean do you see any commonalities here with AvePoint? Kind of a big picture question.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Well, you can never know, but you have you make it. I made a decision based on probabilities, and saying there’s a high probability that the company can achieve this kind of growth. Because first of all you’re in a big market. So the global travel market is enormous and I joined Priceline 2003, when online travel was small and online travel became a big part of the business. I also had enormous faith in the leadership team, and when I joined Priceline we had a 6% market share, Expedia had a 50% market share. And today Priceline/Booking is much larger than Expedia. And so, we not only were in a very large market, but we also have the right team and the right place, the right strategy. Focusing on hotels, as opposed to airlines, focusing on international as opposed to the US, to grow and become the number-one player and global internet travel.

In Twilio’s case, also phenomenal leadership team, a technical founder CEO, Jeff Lawson. And we’re in the telecommunications industry, which is just enormous. And what’s happening there in telecommunications is the world used to be hardware, with switches and Cisco routers, and now it’s moving to software. And so Twilio is the leading software company in the telecommunications industry. And so once again, large industry, great technical leadership, tremendous product line. And I feel the same way about AvePoint under TJ’s leadership. Data management is an important market. It’s large, it’s going to be enormous in the future because privacy and cybersecurity are not going away. They’re going to get more and more important, and data management is a solution for that.

John Jannarone—Editor-in-Chief, IPO Edge

Great. You know, we’ve got a quick technical question. I think it’s important to just flesh this out really quick. Someone’s asking about how you arrived at the expected cash amount? I mean, my understanding is that you have money from the PIPE, there’s money in the trust, there’s going to be some given to AvePoint shareholders, they’re taking a combination of stock and cash and what’s left is net of any redemptions is what’s going to be in the company’s balance sheet, is that right, TJ?

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Well, why don’t I take that one.

John Jannarone—Editor-in-Chief, IPO Edge

Take that one go ahead.

Jeff Epstein—Co-CEO, Apex Technology Acquisition Corporation

Apex has $350 million in cash. We are raising up—we have the PIPE is $140 so that’s $490-plus. AvePoint has cash today, so we have over $500 million in cash. There’ll be some deal expenses, so we’ll be left with $500 million in cash, of which $250 million is staying in the company, and $250 million is going to selling shareholders, which is primarily a private equity firm that’s been in the company for a while, and they’re on their way in or cashing out, because they need to return money to their LPs. Leadership is selling a small percentage, under 10%, many people under 5% of their ownership to get some personal liquidity. Apex is taking out no cash. And we’re committing, we’re locked up for our stock. All of our stock is locked up for a year, and half of our stock is locked up for two years. And I’m joining the board and so plan to be involved with AvePoint for many years.

John Jannarone—Editor-in-Chief, IPO Edge

Right, that’s really helpful, thanks for laying it out, Jeff.

TJ, you know we talked about what a wild year it’s been, the last 12 months. How has COVID affected your industry and your business, in particular, and has it changed your thinking to accelerate any trends that you saw in place? How would you explain that?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Yeah, COVID absolutely accelerated this whole digital transformation movement, right. As Satya Nadella was famously quoted, it will usually takes enterprises two years to go to cloud, now it’s a matter of two months. We see that as well, most notably what’s relevant to us is Microsoft Teams. So Microsoft Teams is the new killer app in the Microsoft cloud ecosystem. The easiest way to think about it is Slack plus Zoom. So it’s gone from 20 million active daily users towards end of 2019 to now 140 million active daily users, just in the span of a little less than a year and a half. So that growth is driving a lot of the complexities around data management. Why? Because behind the scenes, Teams is actually invoking Microsoft’s enterprise content management platform, that’s called SharePoint. AvePoint became the largest global company in the SharePoint data management space, this is pre-cloud days. So SharePoint is fundamentally our core strength. And then, as Microsoft invested in cloud, we correctly forecasted and predicted that SharePoint is the middleware, the fabric, if you will, for the entirety of Microsoft Office. So today, in the Microsoft world, you cannot co-author share, and do sharing control, version control of a single document, without going through SharePoint. Whether you email attachment to folks to edit, or even share on OneDrive cloud shares or using Teams. So when you do that, you substantiate actually SharePoint behind the scenes. So, because we’re so strong in that space, and this massive explosion of Teams—and Teams is designed, just like Slack, to be viral. So that means it’s very easy to use, out of the box, you don’t have to think too much. But the net-net of, that is, as everyone’s working from home, you then have thousands of channels, you have sharing internally, externally. Things don’t expire automatically based on your role and the regulations that your company fall under in country specifically. So those are the automated ways we have already built fantastic product set around lifecycle management, compliance, regulated industry management for data sets and SharePoint. And then we were able to bring that to the entirety of Office cloud. Also Teams, that’s where we see tremendous uptake of customers coming to us, saying “Hey, we have a data sprawl issue. We have a governance issue. Fundamentally, we have a security issue, because this thing’s been sitting out there and shared externally, and we have no idea now why it should still be the case.” So this is where with COVID, it accelerated our sales productivity, even though we would have invested sales to continue to achieve outsized results. But now that customers are all in cloud, that continuous governance and data management story is here to stay. So we see continuous strong tailwind allow us to sell our sophisticated data management capabilities into the market.

John Jannarone—Editor-in-Chief, IPO Edge

Great, and a quick follow up looks like someone has with that, as people go back into the office and are there physically, does that impact your business or your projections at all? Or is demand still going to be there, regardless whether people are working at home or sitting at a desk in the office?

Dr. TJ Jiang—CEO, AvePoint, Inc.

Regardless of where people work, fundamentally the platform they use is cloud. increasingly. And of course multi cloud and hybrid cloud. So technology is here to stay. In fact, we live in an age where we talk about digital transformation as every business, in order to survive, not just to thrive, has to be a technology business. You want to leverage cloud, not only for the collaboration aspect of it. We actually leverage and consumed Microsoft cognitive services as machine learning AI. We looked at actually sentiment analysis. We’re looking at auto tagging, auto replies. Classification from GDR purposes to make the software smarter to ease the burden of being compliant with regulations as folks work faster and faster through different mediums whether endpoint devices or just leveraging cloud services. So technology is here to stay, data management services on top of those technologies, is here to stay.

John Jannarone—Editor-in-Chief, IPO Edge

Alright, great. Well, we’re just about out of time. I appreciate everyone submitting these questions. I just want to wrap this up, Jared if you can just one more time show the screen here to make sure people who have any concerns about voting know where to go and find out more information. Again, usually you can just go to your broker, but I think the easiest thing to do here is to go to that website where all this other information is, if I’m not mistaken, gentlemen VoteAPXT.com, and you can find it there. But thank you everyone for joining today and being so engaging. We had lots and lots of questions. And thank you, of course, to TJ, Jeff. We really enjoyed it. Thanks so much for joining this afternoon. All right, thanks a lot.

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Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”), the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the Nasdaq Stock Market LLC, and the future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this transcript, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by Apex on June 2, 2021, and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) (File No. 333-252712), which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC. Additional information is available in the definitive proxy statement/prospectus.